Exhibit 12

Photronics, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Fiscal Year Ended					Six months ended
	Oct 31, 2000	Oct 31, 2001	Nov 03, 2002	Nov 02, 2003	Oct 31, 2004	May 01, 2005
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries	$15,464	$(2,321)	$(5,498)	$(41,665)	$41,045	$23,221
Interest	11,091	11,966	20,065	18,267	15,441	5,596

Numerator	$26,555	$9,645	$14,567	$(23,398)	$56,486	$28,817

Denominator	$12,291	$12,672	$19,976	$17,755	$14,853	$5,560

Ratio	2.2	0.8	0.7	(1.3)	3.8	5.2